UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attachedhereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated April 14, 2004, announcing preliminary information on revenues for the first quarter of 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 14, 2004

Exhibit 99.1
April 14, 2004
CAMTEK CONTACT:
MOSHE AMIT
TEL: +972-4-604-8308
MOBILE: +972-5-469-4902
mosheamit@camtek.co.il

CAMTEK REPORTS PRELIMINARY INFORMATION ON REVENUES FOR THE FIRST
QUARTER OF 2004 FIFTH CONSECUTIVE QUARTER OF GROWTH IN REVENUES

        MIGDAL HA’EMEK, ISRAEL – April 14, 2004 – Camtek Ltd. (NASDAQ:CAMT) reported today that, based on a preliminary review, it expects to report revenues of between $12.4 to $12.8 million for the first quarter of 2004, representing an increase of approximately 19% to 23%, respectively, over the fourth quarter of 2003, and an increase of 114% to 121% over the first quarter of 2003.

        “This is our fifth sequential quarter of growth in revenues, following the trends we have witnessed since the first quarter of 2003. This growth is in line with our expectations,” commented Rafi Amit, Camtek’s CEO. “It reflects the continuing upturn in our served industries, and the resulting rise in demand for our PCB and HDI-S automated optical inspection products.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is avalaible at www.camtek.co.il.

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the Company’s last Form 20-F, its registration statement on Form F-1 filed with the SEC on April 5, 2004 and other documents filed by the Company with the SEC.